Exhibit 21.1

SUBSIDIARIES OF FIVE9, INC.

Name of Subsidiary	Jurisdiction of Organization
Five9.ru	Russia
Five9 Philippines Inc.	Philippines
Five9 Acquisition LLC	Delaware
Five9 Inc. Ireland Limited	Ireland
Five9 India Private Limited	India
2058413 Ontario Inc.	Canada